EXHIBIT 99.1

Endeavour Silver Reports 2018 Financial Results; Conference Call at 10am PST (1pm EST) Today

VANCOUVER, British Columbia, Feb. 25, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) announces its financial results for the fourth quarter and year ended December 31, 2018.  The Company owns and operates three underground silver-gold mines in Mexico; the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.  Endeavor is commissioning its fourth mine, El Compas in Zacatecas, advancing the Terronera project in Jalisco to a development decision and exploring the Parral project in Chihuahua to expand resources.

In 2018, revenue was flat year-on-year and mine operating cash flow decreased 3% as a result of lower metal prices, offset by higher production. Consolidated production costs increased due to continued operational challenges at Guanacevi, partially offset by improved costs at El Cubo. Net earnings decreased due to higher depreciation and depletion at Guanacevi compared to the prior year.  In 2019, Guanacevi’s proven and probable reserve tonnes increased 150% and reserve silver equivalent oz increased 200%, which should result in significantly lower depletion in 2019.

The El Cubo and Bolanitos mines continued to generate positive free cash flows in 2018, which were reinvested at Guanacevi to develop two new orebodies, and at El Compas to develop the Company’s fourth mine. Additionally, Endeavour spent $12.4 million on exploration, primarily to advance the Terronera project and to explore the Parral properties, where both projects had significant additions to reserves and resources, respectively in 2018.

Notwithstanding the operational challenges faced in 2018, the consolidated mining operations returned flat cash costs and lower all-in sustaining costs net of gold by-product credits.

The complete financial statements and Management’s Discussion & Analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. All amounts are reported in US$.

Highlights of Fiscal 2018 (Compared to Fiscal 2017)

Financial

  Net loss was $12.4 million (loss of $0.10 per share), compared to net earnings of $9.7 million (earnings of $0.08 per share)
  EBITDA(1) decreased 14% to $21.9 million
  Cash flow from operations before working capital changes decreased 6% to $22.2 million
  Mine operating cash flow(1) decreased 3% to $43.9 million
  Revenue was flat at $150.5 million on 5,461,197 silver oz sold and 51,318 gold oz sold
  Realized silver price decreased 9% to $15.65 per ounce (oz) sold (consistent with the 2018 average spot price)
  Realized gold price decreased 1% to $1,267 per oz sold (consistent with the 2018 average spot price)
  Cash costs(1) were flat at $8.06 per oz silver payable (net of gold credits)
  All-in sustaining costs(1) decreased 9% to $15.45 per oz silver payable (net of gold credits)
  Bullion inventory at year-end included 101,146 oz silver and 218 oz gold
  Concentrate inventory at year-end included 96,614 oz silver and 1,517 oz gold
  Working capital decreased 18% to $54.5 million at year end
  Raised net $7.6 million in equity proceeds from the ATM offering
  No outstanding debt as of December 31, 2018

Operations

  Silver production increased 12% year-on-year to 5,522,068 oz
  Gold production was flat with 52,967 oz
  Silver equivalent production was 9.5 million oz (at a 75:1 silver: gold ratio)
  Guanacevi achieved a million hours worked without a lost time accident
  Bolanitos drilling returned multiple high-grade intersections including 1,415 grams per tonne (gpt) silver and 2.25 gpt gold over a 1.1 metre (m) true width in the San Miguel vein
  Completed an Updated Pre-feasibility Study at the Terronera project and subsequently increased Terronera Mineral Reserves
  Parral drilling and underground sampling returned multiple high-grade intersections including 934 gpt silver, 0.21 gpt gold, 3.0% lead and 5.9% zinc over 4.2 m true width and excellent metallurgical recoveries by flotation and leaching
  El Compas commissioning has been delayed due to several issues including excess clay in ore that caused a recovery issue in the plant (metallurgical studies ongoing), a water issue in the tailings facilities (now resolved), and a ball mill equipment failure in late December (rectified in February 2019) that halted plant operations while the mine continues operating
  Manuel Echevarria was appointed as Vice President, New Projects
  Nick Shakesby was appointed as Vice President, Operations

Highlights of Fourth Quarter 2018 (Compared to Fourth Quarter 2017)

Financial

  Net loss of $3.7 million (loss of $0.03 per share) compared to earnings of $2.7 million (earnings of $0.02 per share)
  EBITDA(1) fell 68% to $2.2 million
  Cash flow from operations before working capital changes fell to $0.1 million
  Mine operating cash flow(1) decreased 33% to $8.5 million
  Revenue decreased 19% to $33.8 million on 1,264,340 silver oz sold and 11,819 gold oz sold
  Realized silver price decreased 12% to $14.88 per oz sold (2% higher than Q4 2018 average spot price)
  Realized gold price decreased 1% to $1,270 per oz sold (3% higher than Q4 2018 average spot price)
  Cash costs(1) increased 16% to $9.22 per oz silver payable (net of gold credits)
  All-in sustaining costs(1) increased 12% to $14.20 per oz silver payable (net of gold credits)

Operations

  Silver production decreased 4% to 1,386,505 oz
  Gold production decreased 10% to 13,117 oz
  Silver equivalent production was 2.4 million oz (at a 75:1 silver: gold ratio)
  Adjusted earnings, mine operating cash flow, EBITDA, cash costs and AISC are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Bradford Cooke, CEO, commented, "All in all, 2018 was a transition year for Endeavour Silver, from improving the operational performance at our three mines, to developing and commissioning the new El Compas mine and completing an updated PFS for the Terronera project while advancing towards a development decision. The El Cubo and Bolanitos mines performed well but Guanacevi continued to face operational challenges.

“At Guanacevi, two new shallower, higher grade orebodies are being developed to turn around the operating performance by increasing plant throughput and grade. At El Compas, initial mine development was completed but plant commissioning issues delayed production. We built a healthy ore stockpile while sorting out the plant issues and recently re-commenced plant operations in mid-February with a view to achieve commercial production by the end of Q1, 2019.

“At Terronera, an expanded reserve and resource estimate and a new and improved pre-feasibility study were released in August.  At Parral, drilling intersected multiple high-grade intersections in the San Patricio vein and significant silver mineralization was mapped and sampled underground at the Veta Colorada mine.

“In 2019, we anticipate improving our performance at Guanacevi and Bolanitos, making the most of our declining reserves at El Cubo, delivering our first year of commercial production at El Compas and upon receiving a positive board decision, commencing the development of our fifth mine at Terronera.  Endeavour is fortunate to have a compelling pipeline of development projects to fuel our future growth.”

Financial Results (Consolidated Statement of Operations appended below)

For the year ended December 31, 2018, the Company generated revenue totaling $150.5 million (2017 - $150.5 million). During the year, the Company sold 5,461,197 oz silver and 51,318 oz gold at realized prices of $15.65 and $1,267 per oz respectively, compared to sales of 4,892,855 oz silver and 51,460 oz gold at realized prices of $17.24 and $1,285 per oz respectively in 2017.

After cost of sales of $147.0 million (2017 - $122.0 million), mine operating earnings amounted to $3.5 million (2017 - $28.5 million) from mining and milling operations in Mexico.

Excluding depreciation and depletion of $38.4 million (2017 - $16.6 million), the recovery of stock-based compensation of $0.1 million (2017- $0.2 million expense) and the inventory write of $2.0 million (2017- $0.1 million) mine operating cash flow before taxes was $43.9 million in 2018 (2017 – $45.4 million). Operating losses were $17.5 million (2017 – earnings of $7.7 million) after exploration expenditures of $12.4 million (2017 – $12.9 million) and general and administrative expense of $8.6 million (2017 – $7.9 million).

Net loss amounted to $12.4 million (loss of $0.10 per share) compared to earnings of $9.7 million ($0.08 per share) in 2018. The increased depletion rate at Guanacevi was based on the 2017 Estimated Mineral Reserves and the principal factor in the change in earnings from prior year.

Current income tax expense slightly decreased to $4.4 million (2017 – $4.6 million), while deferred income tax recognized a $9.7 million recovery (2017 – $6.4 million).

For the year ended December 31, 2018, direct production costs were $86.32 per tonne compared to the guided range of $80-$85 per tonne. The lower throughput and higher costs than planned at Guanaceví drove the higher consolidated direct costs per tonne than guided.

Consolidated cash costs, net of gold by-product credits, were guided to be $6.00-$7.00 per oz of silver in 2018 and consolidated cash costs expressed on a co-product basis were guided to be $10.00-$11.00 per oz silver and $750-$800 per oz gold. For the year ended December 31, 2018, cash costs, net of gold by-product credits, were $8.06 per oz and cash costs expressed on a co-product basis were $11.15 per oz silver and $902 per gold oz. The lower than planned throughput resulted in higher than guided costs per tonne and costs per ounce.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, were guided to be $15.00-$16.00 per oz of silver produced in 2018 reflecting new investments in sustaining exploration and development programs. For the year ended December 31, 2018 AISC, net of gold by-product credits, was $15.45 as the Company spent less on sustaining capital expenditures than guided. The lower capital expenditures were offset by higher operating costs on a per ounce basis.

Conference Call

A conference call to discuss these results will be held today, Monday, February 25 at 10am PST (1pm EST). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 2873#. The replay will also be available on the Company’s website at www.edrsilver.com.

All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Galina Meleger, Director Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or email at gmeleger@edrsilver.com

About Endeavour – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended December 31			2018 Highlights	Year Ended December 31
2018	2017	% Change		2018	2017	% Change
Production
1,386,505	1,436,962	(4%)	Silver ounces produced	5,522,068	4,919,788	12%
13,117	14,577	(10%)	Gold ounces produced	52,967	53,007	(0%)
1,359,256	1,400,705	(3%)	Payable silver ounces produced	5,417,633	4,803,589	13%
12,821	14,245	(10%)	Payable gold ounces produced	51,826	51,797	0%
2,370,280	2,530,237	(6%)	Silver equivalent ounces produced	9,494,593	8,895,313	7%
9.22	7.97	16%	Cash costs per silver ounce	8.06	8.06	0%
14.30	11.38	26%	Total production costs per ounce	15.21	11.68	30%
14.20	12.70	12%	All-in sustaining costs per ounce	15.45	16.96	(9%)
309,036	349,924	(12%)	Processed tonnes	1,266,831	1,279,873	(1%)
93.52	84.38	11%	Direct production costs per tonne	86.32	82.36	5%
11.53	11.57	(0%)	Silver co-product cash costs	11.15	11.88	(6%)
984	885	11%	Gold co-product cash costs	902	886	2%
Financial
33.8	41.6	(19%)	Revenue ($ millions)	150.5	150.5	0%
1,264,340	1,392,518	(9%)	Silver ounces sold	5,461,197	4,892,855	12%
11,819	14,117	(16%)	Gold ounces sold	51,318	51,460	(0%)
14.88	16.84	(12%)	Realized silver price per ounce	15.65	17.24	(9%)
1,270	1,288	(1%)	Realized gold price per ounce	1,267	1,285	(1%)
(3.7)	2.7	(237%)	Net earnings (loss) ($ millions)	(12.4)	9.7	(228%)
0.4	7.9	(95%)	Mine operating earnings ($ millions)	3.5	28.5	(88%)
8.5	12.7	(33%)	Mine operating cash flow(8) ($ millions)	43.9	45.4	(3%)
0.1	4.6	(99%)	Operating cash flow before working capital changes	22.2	23.6	(6%)
2.2	6.9	(68%)	Earnings before ITDA ($ millions)	21.9	25.6	(14%)
54.5	66.2	(18%)	Working capital ($ millions)	54.5	66.2	(18%)
Shareholders
(0.03)	0.02	(250%)	Earnings (loss) per share – basic	(0.10)	0.08	(225%)
0.00	0.04	(100%)	Operating cash flow before working capital changes per share	0.17	0.19	11%
130,511,679	127,486,671	2%	Weighted average shares outstanding	128,600,421	127,340,834	1%

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations. The related definitions and reconciliations are contained in the Management Discussion and Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Years ended
	December 31, 2018	December 31, 2017

Operating activities
Net earnings (loss) for the year	$(12,439)	$9,684

Items not affecting cash:
Share-based compensation	2,426	2,861
Depreciation and depletion	38,777	16,990
Deferred income tax expense (recovery)	(9,749)	(6,425)
Unrealized foreign exchange loss (gain)	41	(403)
Finance costs	150	715
Write off of IVA receivable	194	-
Write off of mineral properties	-	233
Write down of inventory to net realizable value	2,676	-
(Gain) loss on available for sale assets	-	(72)
Unrealized loss (gain) on other investments	80	-
Net changes in non-cash working capital	4,492	(7,993)
Cash from operating activities	26,648	15,590

Investing activities
Property, plant and equipment expenditures	(40,398)	(39,835)
Proceeds from disposition of other investments	-	72
Redemption of (investment in) non-current deposits	1	49
Cash used in investing activities	(40,397)	(39,714)

Financing activities
Repayment of credit facility	-	(9,000)
Restricted cash	1,000	(1,000)
Interest paid	-	(461)
Public equity offerings	8,273	-
Exercise of options	256	142
Share issuance costs	(640)	-
Cash from (used in) financing activities	8,889	(10,319)

Effect of exchange rate change on cash and cash equivalents	(41)	403

Increase (decrease) in cash and cash equivalents	(4,860)	(34,443)
Cash and cash equivalents, beginning of the year	38,277	72,317
Cash and cash equivalents, end of the year	$33,376	$38,277

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Years ended
	December 31,	December 31,
	2018	2017

Revenue	$150,509	$150,499

Cost of sales:
Direct production costs	105,003	103,330
Royalties	1,653	1,740
Share-based payments	(93)	202
Depreciation and depletion	38,412	16,582
Write down of inventory to net realizable value	2,026	166
	147,001	122,020

Mine operating earnings (loss)	3,508	28,479

Expenses:
Exploration	12,383	12,898
General and administrative	8,626	7,914
	21,009	20,812

Operating earnings (loss)	(17,501)	7,667

Finance costs	211	715

Other income (expense):
Write down of inventory to net realizable value	(650)	-
Write off of IVA receivable	(194)	-
Foreign exchange	(81)	433
Investment and other	926	502
	1	935

Earnings (loss) before income taxes	(17,711)	7,887

Income tax expense (recovery):
Current income tax expense	4,477	4,650
Deferred income tax expense (recovery)	(9,749)	(6,447)
	(5,272)	(1,797)

Net earnings (loss) for the year	(12,439)	9,684

Other comprehensive income (loss), net of tax
Reclassification for realized (gain) loss on other investments	-	(72)
Unrealized gain (loss) on other investments	-	155
Total other comprehensive income (loss) for the year	-	83

Comprehensive income (loss) for the year	$(12,439)	$9,767

Basic earnings (loss) per share based on net earnings	$(0.10)	$0.08
Diluted earnings (loss) per share based on net earnings	$(0.10)	$0.08

Basic weighted average number of shares outstanding	128,600,421	127,340,834
Diluted weighted average number of shares outstanding	128,600,421	127,957,573

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	December 31,	December 31,
	2018	2017

ASSETS

Current assets
Cash and cash equivalents	$33,376	$38,277
Restricted cash	-	1,000
Other investments	88	168
Accounts receivable	26,947	34,012
Inventories	14,894	13,131
Prepaid expenses	2,704	1,911
Total current assets	78,009	88,499

Non-current deposits	1,114	610
Deferred income tax asset	9,147	655
Mineral properties, plant and equipment	88,777	88,816
Total assets	$177,047	$178,580

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$19,470	$19,068
Income taxes payable	4,050	3,185
Total current liabilities	23,520	22,253

Deferred lease inducement	217	236
Provision for reclamation and rehabilitation	8,195	7,982
Deferred income tax liability	335	1,592
Total liabilities	32,267	32,063

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 130,781,052 shares (Dec 31, 2017 - 127,488,410 shares)	459,109	450,740
Contributed surplus	9,676	8,747
Accumulated other comprehensive income (loss)	-	127
Retained earnings (deficit)	(324,005)	(313,097)
Total shareholders' equity	144,780	146,517
Total liabilities and shareholders' equity	$177,047	$178,580

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018 and the related notes contained therein.